Lyondell Chemical Company
1221 McKinney Street
Suite 700
Houston, TX 77010
P.O. Box 3646, 77253-6246

Phone: 713.309.3887
Fax: 713.309.2120

Charles L. Hall

Vice President and Controller

March 8, 2006

VIA EDGAR

Nili N. Shah

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Lyondell Chemical Company File No. 001-10145
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended September 30, 2005

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letters dated December 30, 2005 and February 16, 2006 regarding Lyondell Chemical Company’s (Lyondell) Form 10-K for the fiscal year ended December 31, 2004 and the Form 10-Q for the fiscal quarter ended September 30, 2005. Also, we have had the opportunity to speak by telephone with Mr. Al Pavot and Ms. Melissa Rocha on various dates since December 30, 2005. For your convenience, we have included the text of the Staff’s comments from these letters in bold text within this response letter.

Comment Letter dated December 30, 2005 - Form 10-K for the Year Ended December 31, 2004

1.	We note the disclosure in Note 11 about the $150 million convertible debt obligation acquired in the 11/30/04 Millennium merger. A supplemental indenture was simultaneously executed giving the debt holders the right to exchange the security for Lyondell common stock at $13.63/share. Given Lyondell’s quoted stock price at this time, it appears that a beneficial conversion feature should have been recognized in the financial statements. Please clarify for us whether this was considered in the purchase price allocation for the Millennium merger. Also, please provide us with your analysis of the appropriate accounting for subsequent changes in the fair value of the conversion feature. The guidance in EITF 00-19 and/or SFAS 133 may apply.

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

Response:

Convertible Debt: Initial Recognition and Measurement

In accounting for our acquisition of Millennium Chemicals Inc. (Millennium), Lyondell recognized Millennium’s $150 million convertible debt obligation at fair value, based on its quoted market price as of the closing date, and classified the value as long-term debt. The total fair value of the convertible debt was $317.3 million, which was in excess of the face amount of the convertible instrument by $167.3 million. We believed the majority of the difference was attributable to the conversion feature.

As the Staff is aware, there is no authoritative guidance for determining whether the fair value of a conversion feature should be separated from the host debt instrument in a purchase business combination under the scope of FASB Statement 141, Business Combinations, when the debt is not legally assumed or issued by the acquiring company. In this connection, we note that Lyondell acquired the outstanding stock of Millennium, so that Millennium became a subsidiary of Lyondell, and while the debt remained an obligation of Millennium, the conversion feature was modified to substitute Lyondell shares for Millennium shares. In fact, we found conflicting concepts in the existing literature on this issue. APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, and EITF 98-1, Valuation of Debt Assumed in a Purchase Business Combination, which requires recognition based on the fair value of the publicly traded convertible debt instrument, would suggest the conversion feature should not be separated, while EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments would suggest it should. Given that EITF 98-1 applies specifically to purchase business combinations, we gave it a heavier weighting in our consideration.

We note that the guidance in EITF 98-5 and EITF 00-27 only applies to issuance of a security, and not explicitly to determining the fair value of a liability in a business combination. In arriving at the conclusion that our situation does not fall within the scope of EITF 98-5, we considered the SEC’s prepared remarks at the 2004 AICPA National Conference indicating that modifications of convertible debt instruments do not represent an extinguishment of an existing security unless the modification meets the extinguishment criteria provided in EITF 96-16, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. We initially concluded from these comments that it would be contradictory to treat the simple remeasurement of the debt to fair value with only the execution of a supplemental indenture (to substitute Lyondell shares for Millennium shares) as a new issuance of a security if an extinguishment of an existing instrument has not occurred for purposes of recognition and measurement. The execution of the supplemental indenture did not modify the present value of the cash flows of the existing instrument by 10% or more and, therefore, would not have represented a modification that resulted in an extinguishment of the existing instrument.

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

Convertible Debt: Subsequent Accounting

Based on the above, we concluded that upon closing of the acquisition, the debt should be recorded at fair value. We nevertheless had concerns regarding whether it would be representationally faithful to amortize the conversion feature into income over the life of the debt instrument. Therefore, we identified an amount of $143.3 million that would be the conversion value computed under the model established by EITF 98-5, which we concluded we would not amortize, but which would be treated as a separate liability and transferred into equity upon conversion. The remaining value of the debt of $174 million includes the face amount of $150 million, and a premium of $24 million which we are amortizing over the period to 2010, when the security becomes callable.

Convertible Debt: Conversion Feature Based on Market Price Condition

With respect to the ongoing accounting for Millennium’s $150 million convertible debt, we concluded that the embedded contingent equity conversion feature did not require mark-to-market accounting. In arriving at our conclusion, we reviewed Millennium’s accounting analysis regarding this issue and determined that our acquisition of Millennium should not alter or change the prior conclusions reached except for issues pertaining only to Lyondell, such as sufficiency of authorized and unissued shares.

Statement 133 provides a scope exception in paragraph 11(a) for contracts held by the reporting entity that meet certain criteria. EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, provides additional guidance on the scope of the exception. Specifically, the EITF determined that the conversion feature indexed to a company’s own stock would meet the criteria if the instrument was a “conventional” convertible debt instrument and otherwise would be subject to the requirements of paragraph 12-33 to determine classification as asset/liability or equity.

We understand that the term “conventional” as used in EITF 00-19 was subject to definitional diversity in practice at the time of closing of our acquisition of Millennium and has since been addressed in EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument” in Issue 00-19. In light of the diversity surrounding this issue, we evaluated the terms of this conversion feature in accordance with paragraphs 12-33 of EITF 00-19 to determine the appropriate classification and concluded, in accordance with 00-19, that this conversion feature was not an instrument that needed to be bifurcated from the debt instrument and accounted for separately.

Requests for Additional Information

In addition to the above comments responding to the Staff’s letter dated December 30, 2005, on January 25, 2006, Mr. Pavot and Ms. Rocha also asked that we provide additional information regarding the convertible debt instrument, and on February 9, 2006, requested information regarding the determination of the premium for the convertible debt, as of the date of acquisition,. Appendix A attached to this response includes information we provided to the Staff on these matters.

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

Comment Letter date December 30, 2005 - Form 10-Q for the Quarters Ended September 30, 2005

2.	There is a concern that readers may have been surprised by the magnitude of the $195 million TDI plant impairment charge. We note the disclosure in prior filings about the “ongoing weak market conditions” for TDI and the “lower product margins”, high energy and raw material costs, and the deterioration in TDI operating results since 2003.

However, we did not observe a disclosure about the material uncertainty caused by these factors regarding Lyondell’s ability to recover the $195 million carrying value of TDI plant assets. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.” It is not clear why the carrying value of the assets at risk was not disclosed in MD&A as of the June 30, 2005 10-Q given the known existence of certain adverse market and competitive factors that contributed to the third quarter decision to permanently cease TDI production at the plant. Please note for future filings.

Response:

We appreciate the opportunity to discuss this item with Mr. Pavot on January 10, 2006. We agree that, in future filings, we will provide, in MD&A, more explicit and quantitative disclosures about the risks of future impairments due to some of the relevant risk factors previously discussed in Form 10-K Part I.

Comment Letter dated February 16, 2006 - Form 10-K for the Year Ended December 31, 2004

1.	We note your draft response sent on January 12, 2006 with regards to the subsequent accounting of your convertible debt. In this regard, the Company determined that the convertible debt transaction was an assumption of debt and not an extinguishment of old debt and issuance of new debt. As a result you believe that classification of the beneficial conversion feature as a liability is conservative and appropriate. We believe that in the business combination with Millennium, the debt instrument was properly recorded at fair value and represents a new debt instrument. In this regard, we believe that the premium you have identified as the beneficial conversion should be reclassified into equity.

Further note that your debt footnote on page 104 of your Form 10-K for the year ended December 31, 2004 presents unamortized premium (discount), net separately for the debt issuances. Revise this footnote, in future filings, to allocate the unamortized premium (discount) to each applicable issuance of debt.

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

Response:

In our Annual Report on Form 10-K for December 31, 2005, we will revise our debt footnote to allocate the unamortized premium (discount) to each issuance for both periods presented.

Also in our Annual Report on Form 10-K for December 31, 2005, we will reclassify the conversion value of $143 million of the Millennium convertible debentures from long-term debt to additional paid-in capital, also for both periods.

We expect to include the following disclosure in the financial statement note that describes Lyondell’s accounting for the acquisition of Millennium, and Lyondell’s accounting for the debentures:

In the initial accounting for Lyondell’s acquisition of Millennium Chemicals, Inc., the Company recorded a liability for the fair value of all Millennium debt assumed, including the fair value of Millennium’s 4% convertible senior debentures as of November 30, 2004. To better reflect the equity characteristics represented by the conversion value of those debentures, a conversion value has been reclassified in the Consolidated Balance Sheet as of December 31, 2004, reducing Long-term Debt and increasing Additional Paid-in Capital by $143 million. Similarly, the Consolidated Statement of Stockholders’ Equity for the year ended December 31, 2004 reflects this value as part of the Additional Paid-in Capital resulting from Lyondell’s acquisition of Millennium.

Materiality Assessment

The Staff has asked us to assess the significance to the 2004 financial statements of this reclassification. We have concluded that reclassifying the $143 million value associated with the conversion feature to equity rather from long-term debt is immaterial to Lyondell’s consolidated financial statements as presented in Lyondell’s previously filed Form 10-K for the year ended December 31, 2004, and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005. We believe that there is not a substantial likelihood that a reasonable person would consider this adjustment to be important for purposes of making investment decisions.

This reclassification will increase additional paid in capital by 4.8% and decrease long- term debt by 1.9% as of December 31, 2004, which are not material. We do not believe that this favorable adjustment will in any way be material to holders of our debt or equity securities. It would have no material effect on any ratio or factor we believe those investors would use to value our securities. The reclassification does not change a retained deficit into retained earnings, and does not affect income or earnings per share.

Additionally, we have analyzed the qualitative items discussed in SAB 99. Specifically, we have concluded that the reclassification would have no impact on earnings or earnings

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

trends, and therefore no significance for analyst’s earnings expectations. The reclassification would not affect compliance with any of Lyondell’s credit facilities or indentures and would have had no effect on management’s compensation. Furthermore, the reclassification will reduce long-term debt and increase stockholders’ equity, a favorable change to Lyondell’s financial position. Accordingly we have concluded that the reclassification is not material to either our 2004 or 2005 financial statements or any interim period within 2005.

Controls and Procedures

We also have considered, as you requested, the significance of this reclassification to disclosures in Item 9A. We have concluded that no disclosures relating to this adjustment are required in Item 9A. and that the proposed adjustment has no effect on management’s assessment of internal controls or disclosure controls and procedures. Similarly, we have concluded that no changes are required in the Company’s internal controls or disclosure controls and procedures.

We have discussed this letter with representatives of PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm, including representatives of their national office. PwC has indicated that they concur with the conclusion that the value of the conversion feature should be separated and recorded as an increase to equity, and with our conclusion that the amounts are not material to either the 2005 or 2004 financial statements. They do not expect to refer to this reclassification in their opinion on our financial statements in our 2005 Form 10K. They understand that the proposed method of change (and related disclosures), as outlined in this letter, is based on the conclusion that the reclassification is neither an error nor a correction of an error. If you wish to discuss any matters relating to the auditors’ opinion, you may call Doug Tanner with PwC at 973-236-7282. Please contact me at 713-309-3887 with any questions or comments regarding this response memorandum.

Very truly yours,

/s/ Charles L. Hall
Charles L. Hall
Vice President and Controller

Division of Corporation Finance	Appendix A
Securities and Exchange Commission
March 8, 2006
Page 7

Responses to Requests for Additional Information

Millennium $150,000,000, 4% Convertible Notes - Conversion Features

1.	Market Price Condition – Holders may surrender debentures for conversion after December 31, 2003 if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the first trading day of such fiscal quarter is greater than 125% of the conversion price per share of our common stock on such trading day (i.e. when our stock price exceeds approximately $17.00 per share, adjusted in the future for dividends).

2.	Redemption – Holders may surrender for conversion any debentures that have been called for redemption.

3.	Specified Corporate Transactions – Holders may convert if we elect certain corporate transactions such as certain distributions of common stock or if we are a party to a consolidation, merger or binding share agreement, in each case pursuant to which our common stock would be converted into cash or property other than securities.

4.	Satisfaction of Trading Price Condition – Holders may surrender debentures for conversion after any ten consecutive trading day period in which the trading price of the debentures was less than 98% of the product of the last reported sale price of our common stock and the conversion rate; provided that if, on the date of any conversion after November 15, 2018, until maturity in 2023, the price of our common stock on the trading day before the conversion date is greater than 100% but less than 125% of the conversion price, then holders surrendering debt would receive only the equivalent of par value plus accrued interest.

5.	Credit Ratings Event – Holders have the right to surrender debentures for conversion into common stock prior to at any time (i) when the long-term credit rating assigned to the debentures by Moody’s is Caa1 or lower or the long-term credit rating assigned to the debentures by Standard & Poor’s is B- or lower or (ii) both Moody’s and Standard & Poor’s have discontinued, withdrawn or suspended their rating with respect to the debentures.

Accounting Considerations

•	Market Price Condition – Based on our analysis, the contract meets all of the requirements under paragraphs 12-32 of EITF 00-19 and as such is excluded from the scope of Statement 133 and would not be bifurcated from the debt instrument and accounted for separately.

•	Redemption and Specified Corporate Transactions - These contingent features are not an observable market index and once the contingent event(s) would occur, the settlement of this feature would be based solely on the stock of the Company. Accordingly, in accordance with EITF 01-06 this feature is considered indexed to a company’s own stock within the meaning of EITF 00-19 and Statement 133, paragraph 11(a). Therefore, these features are not required to be bifurcated from the debt instrument.

•	Satisfaction of Trading Price Condition and Credit Ratings Event – These contingent events are indexed to an observable market price (bond price, stock price, credit rating). Accordingly, in accordance with EITF 01-6, these features are not indexed to a company’s own stock within the meaning of EITF 00-19 and Statement 133, paragraph 11(a). Therefore,

Division of Corporation Finance

Securities and Exchange Commission

March 8, 2006

these features, if material, should be bifurcated from the debt instrument and accounted for separately. At closing, we determined that the value of these features were not significant and therefore did not allocate purchase price to this embedded instrument.

Millennium $150,000,000, 4% Convertible Notes – Premium

Lyondell’s determination of the premium amount associated with the convertible debt obligation was calculated based on a residual approach. Specifically, we first determined the value of the convertible debt obligation, in its entirety, by obtaining the quoted market price of the instrument, approximately $317.3 million (Fair Value), as of the closing date of the Millennium acquisition. Next, we calculated an amount attributed to the conversion value based on the guidance provided under the model established by EITF 98-5, approximately $143.3 million (Conversion Value). We subtracted the Conversion Value from the Fair Value to determine the remaining value of the debt, approximately $174 million (Residual Value). The Residual Value of the debt includes two components, the face amount, $150 million, of the convertible debt obligation and a premium of approximately $24 million.